Exhibit 12.1

STATEMENT RE:

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

(unaudited)

	For the Year Ended Dec. 31, 2009	For the Year Ended Dec. 31, 2010	For the Year Ended Dec. 31, 2011	For the Year Ended Dec. 31, 2012	For the Year Ended Dec. 31, 2013
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(37.4)	$(128.8)	$(103.6)	$(88.4)	$(75.6)
Add:
Fixed charges	134.2	163.5	154.9	157.0	172.9
	$96.8	$34.7	$51.3	$68.6	$97.3
Fixed Charges:
Interest expensed and capitalized	$129.7	$158.0	$148.3	$150.3	$165.6
Estimate of interest within rental expense (a)	4.5	5.5	6.6	6.7	7.3
Total Fixed Charges	$134.2	$163.5	$154.9	$157.0	$172.9
Ratio of Earnings to Fixed Charges (b)	—	—	—	—	—
(a)	One third of net rent expense is deemed to be representative of interest
(b)

Our earnings were insufficient to cover fixed charges by $37.4 million, $128.8 million, $103.6 million, $88.4 million and $75.6 million for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively.